Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
	June 30, 2017	July 1, 2016

	(In millions, except ratios)
Earnings:
Income from continuing operations	$638	$611
Plus: Income taxes	267	273
Fixed charges	179	188
Amortization of capitalized interest	—	1
	$1,084	$1,073
Fixed Charges:
Interest expense	$172	$183
Interest portion of rental expense	7	5
	$179	$188
Ratio of Earnings to Fixed Charges	6.06	5.71